

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 24, 2008

Mr. Richard L. Bergmark
Chief Financial Officer
Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam, The Netherlands

>   **Re: Core Laboratories N.V.**
>   **Form 10-K for Fiscal Year Ended**
>   **Filed February 22, 2008**
>   **Response Letter Dated December 10, 2008**
>   **File No. 1-14273**

Dear Mr. Bergmark:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director